SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 5 – PETITION FILED FOR THE PROPOSED JOINT ACQUISITION OF THE REDE ENERGIA GROUP

Companhia Paranaense de Energia - COPEL, pursuant to CVM Instruction 358/2002, hereby communicates to its shareholders and the market in general that on May 29, 2013, it filed with the Second Bankruptcy Court of the Central Court of the City of São Paulo, in the case filed under process no. 0067341-20.2012.8.26.0100, concerning the bankruptcy of the Rede Group, a petition containing a joint request with Energisa to acquire the following equity interests (“Proposal”):

Issuer	% of capital	Shareholder
Caiuá Distribuição de Energia S.A.	100%	Rede Energia S.A.
Companhia de Energia Elétrica do Estado do Tocantins	50.90%	Rede Energia S.A.
Cia de Força e Luz do Oeste	97.70%	Rede Energia S.A.
Companhia Nacional de Energia Elétrica	98.70%	Rede Energia S.A.
Empresa de Distribuição de Energia do Vale Paranapanema	100%	Rede Energia S.A.
Empresa Elétrica Bragantina S.A.	91.50%	Rede Energia S.A.
Centrais Elétricas Matogrossenses	39.90%	Rede Energia S.A.
Empresa Energética do Mato Grosso do Sul	100%	Rede Energia S.A. (39.8%); Rede Power do Brasil S.A. (60.2%), with the latter 100% held by Rede Energia S.A.
Tangará Energia S.A.	61.70%	Rede Energia S.A.

The total amount of the Proposal is R$3,206,191,444.01 between payments in cash and the assumption of liabilities. In the petition that was filed, Copel and Energisa require that the proposal be considered at the General Meeting of the Rede Group’s Creditors, to be held on June 3, 2013.

Para outras informações, entre em contato com a equipe de Relações com Investidores:
ri@copel.com ou (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 3, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.